UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                     Golden Books Family Entertainment, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                             380804302 and 380804203
                                 (CUSIP Number)

                               February 11, 2000
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 380804302 and 380804203                                       Page 2

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa


NUMBER OF           5    SOLE VOTING POWER                           0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 1,218,334
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER                      0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            1,218,334


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,218,334

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.2

12   TYPE OF REPORTING PERSON (See Instructions)

          IC

                                  SCHEDULE 13G

CUSIP No. 380804302 and 380804203                                       Page 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Mutual Holding Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa


NUMBER OF           5    SOLE VOTING POWER                           0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 1,218,334
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER                      0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            1,218,334


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,218,334

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.2

12   TYPE OF REPORTING PERSON (See Instructions)

          HC

Item 1(a).  Name of Issuer:

     Golden Books Family Entertainment, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     888 Seventh Avenue
     40th Floor
     New York, NY  10106

Item 2(a).  Name of Person Filing:

     Principal Life Insurance Company
     Principal Mutual Holding Company

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Principal Life Insurance Company
     711 High Street
     Des Moines, IA  50392-0088

     Principal Mutual Holding Company
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Principal Life Insurance Company - State of Iowa
     Principal Mutual Holding Company - State of Iowa

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     380804302 and 380804203

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

         (c) [X] An insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c)
     	 (g) [X] A parent holding company or control person in accordance with
         	 section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     1,218,334 Shares Common Stock presently held by Principal Life Insurance
               Company
     1,218,334 Shares Common Stock presently held by Principal Mutual Holding
               Company

     (b) Percent of Class

     12.18  Principal Life Insurance Company
     12.18  Principal Mutual Holding Company

     (c) Number of shares as to which the person has:

         (i) Sole Power to Vote or Direct the Vote

         0 Principal Life Insurance Company
         0 Principal Mutual Holding Company

         (ii) Shared Power to Vote or Direct the Vote

         1,218,334 Shares Common Stock presently held by Principal Life
                   Insurance Company
         1,218,334 Shares Common Stock presently held by Principal Mutual
                   Holding Company

         (iii) Sole Power to Dispose or to Direct the Disposition of

         0 Principal Life Insurance Company
         0 Principal Mutual Holding Company

         (iv) Shared Power to Dispose or to Direct the Disposition of

         1,218,334 Shares Common Stock presently held by Principal Life
                   Insurance Company
         1,218,334 Shares Common Stock presently held by Principal Mutual
                   Holding Company

Item 5.  Ownership of Five Percent or Less of a Class:

     N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit attached

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(b).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principal Life Insurance Company
By:  Invista Capital Management, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Principal Mutual Holding Company
By:  Invista Capital Management, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Dated Tuesday, April 18, 2000

                                  EXHIBIT 99.1

Principal Life Insurance Company
Item 3 Classification:
(c) [X] An insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c)